[Otter Tail Corporation letterhead]
September 29, 2010
Via Edgar
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549-3561

RE:	Otter Tail Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement Filed on Schedule 14A
Filed March 5, 2010
File No. 0-53713
Dear Mr. Owings:
Enclosed is the response of Otter Tail Corporation (the “Company”) to the comments received by letter dated September 16, 2010 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of reference, the Company has set forth below the numbered comments of your letter, followed by the Company’s response.
Definitive Proxy Statement Filed on Schedule 14A
Purpose and Philosophy, page 11
1.	We note your disclosure on page 12 that “the Compensation Committee benchmarks against both the general industry and the utility sector data in making its decisions.” Please identify the component companies of the benchmark survey, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.
Response
The Staff issued a similar comment in its letter dated September 23, 2008 regarding the Company’s Definitive Proxy Statement filed March 3, 2008. In our response letter dated October 16, 2008, we indicated the following to the Commission:
“Related to comment four, we do not use a self-constructed peer group for benchmarking compensation, but instead utilize general survey data computed

September 29, 2010

by Towers Perrin. Accordingly, we will add two footnotes substantially as follows:
1.	Towers Perrin utilized data from a general industry compensation survey performed by it. The survey had 584 participants from a wide variety of industries. From that survey data Towers Perrin completed a regression analysis to account for Otter Tail Corporation’s size as measured by revenue.

2.	The companies included in the utility sector were drawn from Towers Perrin general industry compensation survey identified in note one and included all 87 of the utility companies participating in the survey. From that survey data, Towers Perrin completed a regression analysis to account for Otter Tail Corporation’s size as measured by revenue.”
In our 2009 and 2010 Proxy Statements, we provided the substance of this disclosure in the text of the Compensation Discussion and Analysis (in the same paragraph as the statement quoted in comment one). Therefore, only the location and not the substance of the disclosure set forth in our October 16, 2008 response letter is different. In addition, this disclosure still accurately reflects the process used by the Company; there has been no change from prior years in the use of survey data in the compensation decision-making process.
We emphasize again that the survey data was not drawn from a self-constructed peer group. Rather, Towers Perrin utilized data from a general industry compensation survey which was constructed and performed by Towers Perrin and which reflects compensation practices among 584 companies in a wide variety of industries. In addition, our Compensation Committee considers only the aggregated survey data, and we do not believe that the names of the 584 participants in the survey and the 87 utility companies which Towers Perrin drew from that survey in completing its analysis for the Company are material to our compensation decision-making process. For these reasons, we would propose to not modify our future disclosures from that which was contained in our October 16, 2008 response to the Commission and utilized in the 2009 and 2010 Proxy Statements.
Long-Term Incentives, page 13
2.	We note you have provided the formula for how you awarded the amount of performance shares and restricted shares for your executives. Please describe in greater detail how you calculated the amount of performance shares and restricted shares for each executive officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.
Response
Related to comment two, in future filings, we will enhance our disclosure to include the following additional information, if then applicable:
In 2009, the Compensation Committee determined to reduce the value delivered through long-term incentives as compared to 2008, based in part upon information provided by Towers Perrin and in part upon the difficult economic climate. The actual targeted value

September 29, 2010

delivered was reduced for each executive officer by 9.5% from 2008 to 2009. For performance shares, the precise number of shares for each executive officer was calculated by dividing the targeted value delivered for each executive officer by the product of the per share price of the Company’s common stock on March 2, 2009 ($16.85) and a discount rate of 81% to account for the three-year performance period. For restricted stock, the precise number of shares for each executive officer was calculated by dividing the targeted value delivered for each executive officer by the product of the per share price of the Company’s common stock on March 2, 2009 ($16.85) and a discount rate of 89% to account for the four-year vesting period.
Compensation Policies and Risks, page 24
3.	We note your disclosure in response to item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.
Response
We believe that the Company’s compensation policies and practices for its employees are such that they are not likely to create risk that would have a material adverse effect on the Company. As described in the 2010 Proxy Statement, the executive officers of Otter Tail Corporation are paid two forms of incentive compensation. Short-term incentives are measured against earnings per share, return on equity and cash flow from operations, and as a result are transparent, subject to review, and verified by audit. The Company’s long-term incentives are based upon stock performance, and again, are transparent and subject to review. In short, we believe there is little room for manipulation and a relatively low level of risk. To the extent that incentive compensation is utilized for other employees in the Company, consistent practices are followed. The Company’s disclosure in the 2010 Proxy Statement to this effect was considered and discussed first by the executive team, including its Vice President of Human Resources, and then by the Compensation Committee and the Board of Directors.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter please contact me at (701) 451-3567.
Sincerely,
/s/ George A. Koeck

George A. Koeck
General Counsel & Corporate Secretary